Exhibit 4-A
EXECUTION COPY
VOTING AGREEMENT
BY AND AMONG
ELC HOLDINGS CORPORATION
AND
THE PERSONS LISTED ON SCHEDULE I HERETO
DATED AS OF JULY 19, 2006

VOTING AGREEMENT
     This VOTING AGREEMENT (this “Agreement”) is entered into as of July 19, 2006, by and between ELC Holdings Corporation, a Delaware corporation (“Parent”), and the stockholder listed on Schedule I hereto (together with any permitted assigns hereunder, “Stockholder”).
W I T N E S S E T H:
     WHEREAS, as of the date hereof, Stockholder beneficially owns and is entitled to dispose of (or to direct the disposition of) certain shares of Common Stock (“Common Stock”) of Excelligence Learning Corporation, a Delaware corporation (the “Company”);
     WHEREAS, Parent and the Company propose to enter into an Agreement and Plan of Merger, dated as of the date hereof, by and among the Company, ELC Acquisition Corporation, a Delaware corporation (“Merger Sub”), and Parent (the “Merger Agreement”), pursuant to which, subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into the Company with the Company being the surviving corporation; and
     WHEREAS, concurrently with the execution and delivery of the Merger Agreement and as a condition and inducement to Parent’s willingness to enter into the Merger Agreement, Stockholder is executing this Agreement whereby Stockholder agrees to vote all of Stockholder’s Subject Common Shares (as defined below) pursuant to the terms and conditions of this Agreement.
     NOW, THEREFORE, in consideration of the foregoing and the mutual promises, representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:
ARTICLE I
DEFINITIONS; INTERPRETATION
     Section 1.1 Capitalized Terms. For purposes of this Agreement, capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.
     Section 1.2 Other Definitions. For purposes of this Agreement:
          (a) “Subject Common Shares” means the number of shares of Common Stock set forth opposite Stockholder’s name on Schedule I hereto, together with any shares of Common Stock acquired by Stockholder after the date hereof; provided, however, that, notwithstanding anything to the contrary in this Agreement, Stockholder is in no way required by this Agreement to exercise any options or warrants to purchase Common Stock.

          (b) “Proxy Term” shall mean the period from the execution of this Agreement until the termination of this Agreement in accordance with Section 6.1 hereof.
     Section 1.3 Interpretation. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section references are to this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. No provision of this Agreement shall be construed to require Parent, Stockholder or any of their respective Subsidiaries or Affiliates to take any action that would violate any applicable Law.
ARTICLE II
VOTING
     Section 2.1 Agreement to Vote the Stockholder’s Subject Common Shares. During the Proxy Term, Stockholder agrees that at any annual, special or other meeting of the stockholders of the Company called to vote upon the Merger and/or the Merger Agreement, and at any adjournment or postponement thereof, and in connection with any action of the stockholders of the Company taken by written consent to approve the Merger and approve and adopt the Merger Agreement, Stockholder will:
               (a) appear in person or by proxy at each such meeting or otherwise cause Stockholder’s Subject Common Shares to be counted as present at such meeting for purposes of calculating a quorum; and
               (b) vote (or cause to be voted) all of Stockholder’s Subject Common Shares (i) in favor of the adoption of the Merger Agreement (including any amendments thereto) and the approval of the Merger and the other transactions contemplated by the Merger Agreement and any actions required in furtherance thereof and (ii) (other than the transactions contemplated by the Merger Agreement) against any action, proposal, transaction or agreement that would reasonably be expected to (A) result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement or (B) impede, interfere or be inconsistent with, delay, postpone, discourage or adversely affect the transactions contemplated by the Merger Agreement or this Agreement. Any such vote shall be cast or consent shall be given in accordance with such procedures relating thereto so as to ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent.
               (c) Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall limit or restrict Stockholder or any of its Representatives or Affiliates from acting in such Person’s capacity as an officer or director of the Company (it being understood that this Agreement shall apply to

Stockholder solely in Stockholder’s capacity as a stockholder of the Company) or voting in Stockholder’s sole discretion on any matter other than those matters referred to in subsection (b) above.
     Section 2.2 Grant of Irrevocable Proxy. If requested by Parent, Stockholder will constitute and appoint Parent, or any nominee of Parent, or will cause Parent, or any nominee of Parent, to be constituted or appointed, with full power of substitution and re-substitution, during and for the Proxy Term, as Stockholder’s true and lawful attorney in fact and irrevocable proxy, for and in Stockholder’s name, place and stead, to vote each of the Subject Common Shares as Stockholder’s proxy, at any annual, special or other meeting of the stockholders of the Company called to vote upon the Merger and/or the Merger Agreement, and at any adjournment or postponement thereof, and in connection with any action of the stockholders of the Company taken by written consent to approve the Merger and approve and adopt the Merger Agreement, or, as applicable, to instruct and direct the Depository Trust & Clearing Corporation or any other holder of record of such Subject Common Shares to vote such Subject Common Shares at any annual, special or other meeting of the stockholders of the Company called to vote upon the Merger and/or the Merger Agreement, and at any adjournment or postponement thereof, and in connection with any action of the stockholders of the Company taken by written consent to approve the Merger and approve and adopt the Merger Agreement, (i) in favor of the adoption of the Merger Agreement (including any amendments thereto) and the approval of the Merger and the other transactions contemplated by the Merger Agreement and any actions required in furtherance thereof and (ii) (other than as otherwise contemplated by the Merger Agreement) against any action, proposal, transaction or agreement that would reasonably be expected to (A) result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement or (B) impede, interfere or be inconsistent with, delay, postpone, discourage or adversely affect the transactions contemplated by the Merger Agreement or this Agreement.
     Section 2.3 Nature of Irrevocable Proxy. ANY PROXY AND POWER OF ATTORNEY GRANTED PURSUANT TO SECTION 2.2 BY ANY STOCKHOLDER SHALL BE IRREVOCABLE DURING THE PROXY TERM, SHALL BE DEEMED TO BE COUPLED WITH AN INTEREST SUFFICIENT IN LAW TO SUPPORT AN IRREVOCABLE PROXY AND SHALL REVOKE ANY AND ALL PRIOR PROXIES GRANTED BY STOCKHOLDER TO THE EXTENT THAT THEY CONFLICT WITH THE PROXY AND POWER OF ATTORNEY GRANTED HEREIN. Any power of attorney granted by Stockholder pursuant to Section 2.2 shall be a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of Stockholder and any obligation of Stockholder under this Agreement and shall be binding upon the heirs, personal representatives, successors and assigns of Stockholder. Stockholder hereby revokes all other proxies and powers of attorney with respect to all of Stockholder’s Subject Common Shares that may have heretofore been appointed or granted to the extent that they conflict with the proxy and power of attorney granted herein, and, except as expressly contemplated by this Agreement, no subsequent proxy or power of attorney shall be given (and if given, shall not be effective) by Stockholder with respect to any annual, special or other meeting of the stockholders of the Company called to vote upon the Merger and/or the Merger Agreement, and at any adjournment or postponement thereof, and in connection with any action of the stockholders of the Company taken by written consent to approve the Merger and approve and adopt the Merger Agreement.
ARTICLE III
COVENANTS
     Section 3.1 Generally.
               (a) Stockholder agrees that, except as expressly contemplated by the terms of this Agreement or the Merger Agreement, Stockholder shall not (i) sell, transfer, tender, pledge, give, encumber, assign, convert into another class of securities of the Company or otherwise dispose of (collectively, a “Transfer”) or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of or grant a proxy or power of attorney, deposit into any voting trust, enter into any voting agreement, or create or permit to exist any Liens of any nature whatsoever with respect to, any or all of Stockholder’s Subject Common Shares or (ii) take any action that would reasonably be expected to have the effect of preventing, impeding or materially and adversely affecting Stockholder’s ability to perform Stockholder’s obligations under this Agreement. Notwithstanding the foregoing, Stockholder may make Transfers (A) by will or by operation of law, in which case this Agreement shall bind the transferee, (B) to any other Person who shall have executed a counterpart or otherwise become party to this Agreement (whether by joinder, an accession agreement, an amendment to this agreement or otherwise) and who is legally bound by the terms hereof and/or (C) as Parent may otherwise consent in writing in its sole discretion (such consent not to be unreasonably withheld).
               (b) Stockholder agrees not to take any action that would reasonably be expected to (i) make any representation or warranty of Stockholder contained herein untrue or incorrect in any material respect or (ii) have the effect of preventing or disabling Stockholder from performing Stockholder’s obligations under this Agreement.
               (c) In the event of a stock dividend or distribution, or any change in the Common Stock by reason of any stock dividend or distribution, split-up, recapitalization, combination, exchange of shares or the like, the term “Subject Common Shares”, when used with respect to Stockholder, shall be deemed to refer to and include Stockholder’s then-existing Subject Common Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of Stockholder’s Subject Common Shares may be changed or exchanged or which are received in such transaction.
     Section 3.2 Exercise of Options. Stockholder may (but is not hereby obligated to) purchase or acquire any additional shares of Common Stock pursuant to the exercise of Company Stock Options; provided, however, that any such shares of Common Stock received by Stockholder in respect thereof shall be deemed “Subject Common Shares” respectively for all purposes of this Agreement without any action by any Person. Schedule II attached hereto sets forth a list of all outstanding Company Stock Options held by Stockholder, the vesting schedule for each and the expiration or similar dates thereof.
     Section 3.3 Public Disclosure. Stockholder shall not issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with the Merger Agreement) with respect to this Agreement, the Merger Agreement, the Merger or the other transactions contemplated by the Merger Agreement without the prior consent of Parent.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS
     Stockholder hereby represents and warrants to Parent, severally and not jointly, as follows:
     Section 4.1 Authority. (i) Stockholder has all necessary legal capacity, power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, (ii) the execution and delivery of this Agreement by Stockholder and the consummation by Stockholder of the transactions to be consummated by it as contemplated hereby have been duly and validly authorized by Stockholder, and no other proceedings on the part of Stockholder are necessary to authorize the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, and (iii) this Agreement has been duly and validly executed and delivered by Stockholder and, assuming the due authorization, execution and delivery by Parent, constitutes a valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms, subject to the Bankruptcy Exceptions.
     Section 4.2 Ownership of Shares. As of the date hereof, Stockholder is the lawful record and beneficial owner of the shares of Common Stock denoted as being owned by Stockholder on Schedule I and has the sole power to vote (or cause to be voted) Stockholder’s shares of Common Stock in accordance with the provisions of this Agreement and the sole power of disposition with respect to such shares, with no restrictions, subject to applicable federal securities laws. Stockholder has good and valid title to the Common Stock denoted as being owned by Stockholder on Schedule I, free and clear of any Liens that would adversely affect the ability of Stockholder to carry out the terms of this Agreement. Stockholder has not prior to the date hereof appointed or granted any proxy which is still in effect with respect to any of Stockholder’s Subject Common Shares that will conflict with the proxy granted herein.
     Section 4.3 Consents and Approvals. The execution and delivery of this Agreement by Stockholder does not, and the performance by Stockholder of Stockholder’s obligations under this Agreement will not, require Stockholder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Authority based on the Law of any applicable Governmental Authority, except for (a) any filing(s) (including amendments) that Stockholder may be required to make pursuant to any applicable provision of the Exchange Act and (b) such consents, approvals, authorizations or permits of, filings with or notifications to any Governmental Authority that would not reasonably be expected to adversely affect the ability of Stockholder to carry out the terms of this Agreement.
     Section 4.4 No Conflicts. Neither the execution and delivery of this Agreement by Stockholder, the consummation by Stockholder of the transactions contemplated hereby nor compliance by Stockholder with any of the provisions hereof shall (a) conflict with or violate the certificate of incorporation, by-laws or other organizational documents of Stockholder, (b) result in, or give rise to, a violation or breach of or a default (or an event that with notice or lapse of time or both would become a default) under any of the terms of any contract, understanding, agreement or other instrument or obligation to which any of Stockholder’s Subject Common Shares may be bound or affected or (c) conflict with or violate any applicable Governmental Order or Law applicable to Stockholder, except in the case of clauses (b) and (c) for any such violations, conflicts, breaches or defaults that would not reasonably be expected to adversely affect the ability of Stockholder to carry out the terms of this Agreement.
     Section 4.5 Reliance by Parent. Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by Stockholder.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PARENT
Parent hereby represents and warrants to Stockholder as follow:
     Section 5.1 Authority. (i) Parent has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, (ii) the execution and delivery of this Agreement by Parent and the consummation by Parent of the transactions to be consummated by it as contemplated hereby have been duly and validly authorized by Parent, and no other proceedings on the part of Parent are necessary to authorize the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, and (iii) this Agreement has been duly and validly executed and delivered by Parent and, assuming the due authorization, execution and delivery by Stockholder, constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to the Bankruptcy Exceptions.
     Section 5.2 Consents and Approvals. The execution and delivery of this Agreement by Parent does not, and the performance by Parent of Parent’s obligations under this Agreement will not, require Parent to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Authority based on the Law of any applicable Governmental Authority, except for (a) any filing(s) (including amendments) that Parent may be required to make pursuant to any applicable provision of the Exchange Act and (b) such consents, approvals, authorizations or permits of, filings with or notifications to any Governmental Authority that would not reasonably be expected to adversely affect the ability of Parent to carry out the terms of this Agreement.
     Section 5.3 No Conflicts. Neither the execution and delivery of this Agreement by Parent, the consummation by Parent of the transactions contemplated hereby nor compliance by Parent with any of the provisions hereof shall (a) conflict with or violate the certificate of incorporation or by-laws of Parent, (b) result in, or give rise to, a violation or breach of or a default (or an event that with notice or lapse of time or both would become a default) under any of the terms of any contract, understanding, agreement or other instrument or obligation to which Parent is a party or by which Parent or any of Parent’s assets may be bound or affected or (c) conflict with or violate any applicable Governmental Order or Law applicable to Parent, except in the case of clauses (b) and (c) for any such violations, conflicts, breaches or defaults that would not reasonably be expected to adversely affect the ability of Parent to carry out the terms of this Agreement.
     Section 5.4 Reliance by Stockholder. Parent understands and acknowledges that Stockholder is entering into this Agreement in reliance upon, and agrees that Stockholder is entitled to rely upon, the execution, delivery and performance of the Merger Agreement by Parent and Merger Sub.
ARTICLE VI
TERMINATION
     Section 6.1 Termination. This Agreement shall terminate, and neither Parent nor Stockholder shall have any further rights or obligations hereunder, upon the earliest to occur of (a) the mutual consent of Parent and Stockholder, (b) the Effective Time and (c) the termination of the Merger Agreement in accordance with its terms. Notwithstanding the foregoing, this Section 6.1 and Article VII of this Agreement shall survive the termination of this Agreement.
ARTICLE VII
MISCELLANEOUS
     Section 7.1 Appraisal Rights. Stockholder hereby irrevocably and unconditionally waives, and agrees to prevent the exercise of, any rights of appraisal, any dissenters’ rights and any similar rights relating to the Merger or any related transaction that Stockholder may directly or indirectly have by virtue of the ownership of any Subject Common Shares.
     Section 7.2 Publication. Stockholder hereby permits Parent to publish and disclose in any document and/or schedule filed by Parent or any of its Affiliates with the

SEC Stockholder’s identity and ownership of shares of Common Stock and Company Stock Options and the nature of Stockholder’s commitments, arrangements and understandings pursuant to this Agreement; subject to Parent (i) providing Stockholder with a reasonable opportunity to review any such document and/or schedule and (ii) accepting any comments or corrections reasonably suggested by Stockholder to any such document and/or schedule that are provided no later than three (3) Business Days after Stockholder’s receipt thereof.
     Section 7.3 Further Actions. Stockholder agrees that it will, upon the request of Parent, execute and deliver such documents (the form and content of which to be reasonably acceptable to Stockholder) and take such actions as may be reasonably requested by Parent to effectuate the purpose of this Agreement.
     Section 7.4 Amendments, Waivers, etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified, except upon the execution and delivery of a written agreement executed by each of the parties hereto. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.
     Section 7.5 Specific Performance. The parties hereto agree that if for any reason any party hereto shall have failed to perform Stockholder’s obligations under this Agreement, then the party seeking to enforce this Agreement against such non-performing party shall be entitled to specific performance and injunctive and other equitable relief. This provision is without prejudice to any other rights or remedies, whether at law or in equity, that any party hereto may have against any other party hereto for any failure to perform Stockholder’s obligations under this Agreement.
     Section 7.6 Notices. All notices or other communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the party for whom it is intended, if delivered by registered or certified mail, return receipt requested, or by a national courier service, or if sent by facsimile or by e-mail transmission, in each case as set forth below. Any such notice shall be deemed delivered (a) on the date delivered if by personal delivery, (b) on the date upon which the return receipt is signed or delivery is refused or the notice is designated by the postal authorities as not deliverable, as the case may be, if mailed by registered or certified mail, (c) on the next succeeding Business Day if sent by national courier service, (d) on the date sent by facsimile if the appropriate facsimile confirmation is received by the sender or (e) on the date sent if by email.
          If to Parent, addressed to it at:

ELC Holdings Corporation
c/o Thoma Cressey Equity Partners, Inc.
9200 Sears Tower
233 South Wacker Drive
Chicago, IL 60606-6331
Attention:     Carl D. Thoma, Managing Partner
Telephone:    (312) 777-4420
Facsimile:     (312) 777-4421
with a copy to:
Goodwin Procter LLP
901 New York Ave., N.W.
Washington, DC 20001
Attention:     J. Hovey Kemp, Esq.
Telephone:    (202) 346-4283
Facsimile:     (202) 346-4444
and
Goodwin Procter LLP
53 State Street
Boston, MA 02109
Attention:     Kathy A. Fields, Esq.
Telephone:    (617) 570-1304
Facsimile:     (617) 523-1231
If to Stockholder, addressed to Stockholder at the address and facsimile number set forth on Schedule III hereto, with a copy to:
Latham & Watkins LLP
633 W. Fifth St., Suite 400
Los Angeles, CA 90071-2007
Attention: Jeffrey L. Kateman, Esq.
                  Paul D. Tosetti, Esq.
Telephone: (213) 891-8705
Facsimile: (213) 891-8763
     Section 7.7 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
     Section 7.8 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any applicable Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.
     Section 7.9 Entire Agreement. This Agreement (together with the Merger Agreement, to the extent referred to herein) constitutes the entire agreement of the parties and supersedes all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof.
     Section 7.10 Assignment. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of each of the parties, except that Parent may assign and transfer its rights and obligations hereunder to any direct or indirect wholly owned subsidiary of Parent.
     Section 7.11 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
     Section 7.12 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.
          (a) This Agreement and the transactions contemplated hereby, and all disputes between the parties under or related to the Agreement or the facts and circumstances leading to its execution, whether in contract, tort or otherwise, shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to the application of Delaware principles of conflicts of laws.
          (b) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the non-exclusive jurisdiction of any Delaware or California state court, or federal court of the United States of America, sitting in Delaware or California, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees that any claim in respect of any such action or proceeding may be heard and determined in any such Delaware or California state court or, to the extent permitted by applicable Law, in any such federal court, (ii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such Delaware or California state or federal court, and (iii) waives, to the fullest extent permitted by applicable Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such Delaware or California state or federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 7.6. Nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by applicable Law.
          (c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.12(c).
     Section 7.13 Counterparts. This Agreement may be executed in two or more counterparts, including facsimile counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.
[Remainder of page intentionally left blank.]

     IN WITNESS WHEREOF, Parent and Stockholder have caused this Agreement to be duly executed as of the day and year first above written.

PARENT

ELC HOLDINGS CORPORATION

By:	/s/ Carl D. Thoma

Name: Carl D. Thoma
Title: President

STOCKHOLDER

WILLIAM E. SIMON & SONS PRIVATE EQUITY PARTNERS, L.P.

By:	William E. Simon & Sons Private Equity, L.L.C.,
its General Partner

By:	/s/ Robert MacDonald

Name:	Robert MacDonald
Title:	President
[Signature Page to Voting Agreement]

Schedule I
Beneficial and Record Ownership of Common Stock

Number of Shares
Name of Stockholder	of Common Stock Owned
William E. Simon & Sons Private Equity Partners, L.P.	1,478,700

Schedule II
Company Stock Options

	Number of Outstanding	Vesting	Expiration
Name of Stockholder	Company Stock Options	Date(s)	Date(s)
Not Applicable

Schedule III
Notice to Stockholders
Name and Address of Stockholder
William E. Simon & Sons Private Equity Partners, L.P.
310 South Street
Morristown, NJ 07962